PRIVATE CLIENT SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Balance at January 1, 2016	$	401,691
Capital contributions - Cash		50,000
Net Income		2,809
Balance at December 31, 2016	$	454,500

The accompanying footnotes are an integral part of these financial statements.